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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

The Hillman Companies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-13293	23-2874736
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

10590 Hamilton Ave., Cincinnati, OH	45231
(Address of principal executive offices)	(Zip Code)

Sandy Harrod	513-851-4900
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.
Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

The Hillman Companies, Inc. evaluated its current product lines and determined that certain products contain tin, tungsten, tantalum and/or gold (3TG). The survey of suppliers determined that our supply change is DRC Conflict Undeterminable. As a result, we have filed a Conflict Minerals Report.
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is available at www.hillmangroup.com under “About Us / Corporate Governance.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Hillman Companies, Inc.
(Registrant)

By:	/s/ Douglas D. Roberts	May 26, 2017
Name:	Douglas D. Roberts	(Date)
Title:	Secretary and General Counsel